CRAZY PITA RESTAURANT GROUP, LLC AND AFFILIATES
Unaudited Combined Financial Statements
Years Ended December 31, 2023 and 2022

CRAZY PITA RESTAURANT GROUP, LLC

INDEX TO UNAUDITED COMBINED FINANCIAL STATEMENTS

TABLE OF CONTENTS



Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENTACCOUNTANT'SREVIEW REPORT

To Management
Crazy Pita Restaurant Group, LLC and Affiliates
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Crazy Pita Restaurant Group, LLC and Affiliates (a corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income and statement of member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Crazy Pita Restaurant Group, LLC and Affiliates and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
August 23, 2024

CRAZY PITA RESTAURANT GROUP, LLC
Consolidated Balance Sheets
December 31, 2023 and 2022
(Unaudited)

	December 31,	
	2023	2022

ASSETS

Current Assets		
Cash	$ 59,718	$ 112,602
Accounts receivable	19,443	-
Total Current Assets	79,161	112,602
Lease Right-of-Use Asset, net	2,932,702	3,170,572
Property, Plant and Equipment, net	978,832	1,059,704
Other Assets		
Security deposits	35,373	35,373
Total Other Assets	35,373	35,373
Total Assets	$ 4,026,068	$ 4,378,251

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$ 206,890	$ 212,334
Lease liability	221,553	205,903
Notes payable-Short-term portion	150,385	126,355
Total Current Liabilities	578,828	544,592
Long Term Liabilities		
Long-term lease liability	2,777,140	2,998,693
Notes payable-Long-term portion	394,735	485,466
Total Liabilities	3,750,703	4,028,751
Commitments and contingencies	-	-
Member's Equity		
Member's Capital Accounts	(1,353,637)	(1,367,348)
Retained Earnings	1,629,002	1,716,848
Total Member's Equity	275,365	349,500
Total Liabilities and Member's Equity	$ 4,026,068	$ 4,378,251

The accompanying footnotes are an integral part of these unaudited combined financial statements.

CRAZY PITA RESTAURANT GROUP, LLC
Statements of Operations
(Unaudited)

	Year Ended December 31,	
	2023	2022
Revenues	$ 3,219,898	$ 2,912,053
Total revenues	3,219,898	2,912,053
Operating Expenses		
Cost of revenues	1,762,382	1,607,072
Depreciation expense	80,872	63,004
General and administrative	1,449,746	1,406,774
Total operating expenses	3,293,000	3,076,850
(Loss) before other expenses	(73,102)	(164,797)
Other income/(expense)		
RRF Grant	-	224,214
ERC Credit	32,816	51,498
Interest income	2,255	1,776
Miscellaneous	8,854	11,850
Interest expense	(58,669)	(32,224)
Total other	(14,744)	257,114
(Loss)/income before income taxes	(87,846)	92,317
Income taxes	-	-
Net (loss)/income	$ (87,846)	$ 92,317

The accompanying footnotes are an integral part of these unaudited combined financial statements.

CRAZY PITA RESTAURANT GROUP, LLC
Statements of Member's Equity
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Member's Capital Accounts	Retained Earnings	Total Member's Equity
Balance-January 1, 2022	$(1,204,432)	$1,624,531	$ 420,099
Net distributions to member	(162,916)		(162,916)
Net (loss) for the year ended December 31, 2022	-	92,317	92,317
Balance-December 31, 2022	$(1,367,348)	$1,716,848	$ 349,500

	Member's Capital Accounts	Retained Earnings	Total Member's Equity
Balance-January 1, 2023	$(1,367,348)	$1,716,848	$ 349,500
Net contributions by member	13,711	-	13,711
Net (loss) for year ended December 31, 2023	-	(87,846)	(87,846)
Balance-December 31, 2023	$(1,353,637)	$1,629,002	$ 275,365

The accompanying footnotes are an integral part of these unaudited combined financial statements.

CRAZY PITA RESTAURANT GROUP, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31,		
	2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss)/income	$ (87,846)	$	92,317
Adjustments to reconcile net (loss)/income to net cash used in operating activities:			
Depreciation and amortization	80,872		63,004
Amortization of right of use asset	31,967		17,653
Changes in assets and liabilities:			
Decrease/(increase) in accounts receivable	(19,443)		22,629
Increase in accounts payable and accrued expenses	(5,444)		22,595
Net cash provided by operating activities	106		218,198
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	-		(464,568)
Net cash used in investing activities	-		(464,568)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Contributions/(distributions) to Member	13,711		(162,916)
Proceeds from notes payable	65,703		434,918
Payments on notes payable	(132,404)		(316,705)
Net cash used in financing activities	(52,990)		(44,703)
Net (decrease) in cash	(52,884)		(291,073)
CASH AT BEGINNING PERIOD	112,602		403,675
CASH AT END OF PERIOD	$ 59,718	$	112,602
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 58,669	$	32,224
Cash paid for income taxes	$ -	$	-

The accompanying footnotes are an integral part of these unaudited combined financial statements.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES

The Company

Crazy Pita Restaurant Group, LLC (the Company) was organized in the state of Nevada as a Limited Liability Company on December 9, 2009, to expand Crazy Pita Rotisserie & Grill restaurant opened on August 16, 2006.

The Company provides local Mediterranean restaurants with flavorful cuisine inspired by Moroccan spices.

The Company operates various locations in the Las Vegas market. These locations are owned by the sole member of the Company and are under common control. The Company has also entered into certain franchise agreements in other markets.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

Principles of Combination

The combined financial statements include the accounts of Crazy Pita Restaurant Group, LLC. and its affiliates Crazy Pita Rainbow, LLC, Crazy Pita Summerlin, LLC, Crazy Pita Franchise, LLC, Crazy Pita Townsquare, LLC and Crazy Pita Two, LLC, which are under common control. All intra-entity transactions have been eliminated in the combined financial statements.

Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The assumptions used by management in future estimates could change significantly due to changes in circumstances, including, but not limited to, challenging economic conditions. Accordingly, future estimates may differ significantly.

Cash and Cash Equivalents

For the purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed as a Limited Liability Company (LLC) and under these provisions, is considered a pass-through entity and does not pay corporate income taxes on taxable income. Instead, the members are liable for individual income taxes on their respective income tax returns.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company's federal income tax returns for the years ended December 31, 2020, through December 31, 2023 remain subject to examination by the Internal Revenue Service as of December 31, 2023.

Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

Advertising

The Company follows the policy of charging the costs of advertising to expenses as incurred. For the years ended December 31, 2023 and 2022, advertising costs were $84,364 and $67,439, respectively.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying values of our financial instruments, including cash and accounts payable accounts receivable approximate their fair value due to the short-term nature of these financial instruments. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurement" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted   prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3: Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

Revenue Recognition

The Company's revenues consist of retail sales of food by Company-operated restaurants and are recognized when the items are delivered to or carried out by customers. Customer payments are generally due at the time of sale. Sales taxes related to these sales are collected from customers and remitted to the appropriate taxing authority and are not reflected in the Company's combined statements of income as revenue. and fees from restaurants operated by franchisees, developmental licensees, and affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology platforms, revenues from brand licensing arrangements to market and sell consumer packaged goods using the Crazy Pita brand.

Sales by Company-operated restaurants are recognized on a cash basis at the time of the underlying sale and are presented net of sales tax and other sales-related taxes. Royalty revenues are based on a percent of sales and recognized at the time the underlying sales occur. Rental income includes both minimum rent payments, which are recognized straight-line over the franchise term and variable rent payments based on a percent of sales, which are recognized at the time the underlying sales occur. Initial fees are recognized as the Company satisfies the performance obligation over the franchise term, which is generally 10-20 years.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost, with depreciation and amortization provided using the straight-line method over the following estimated useful lives; leasehold improvements–the lesser of useful lives of assets or lease terms, which generally include certain option periods; furniture and fixtures and equipment–5 to 39 years.

The Company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the accelerated recognition of depreciation and amortization expense or write-offs in future periods.

Leases

The Lease right-of-use asset and Lease liability reflect the present value of the Company's estimated future minimum lease payments over the lease term, which includes options that are reasonably assured of being exercised, discounted using the rate implicit in each lease, if determinable, or a collateralized incremental borrowing rate considering the term of the lease and particular currency environment. Leases with an initial term of 12 months or less, primarily related to leases of office equipment, are not included in the Lease right-or-use asset or Lease liability and continue to be recognized in the Combined Statement of Income on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

Tangible and intangible assets (excluding goodwill) are assessed at each reporting date for indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. The asset's recoverable amount is the higher of an assets or cash-generating unit's fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or a group of assets exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the group of assets.

When equipment is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. During the years ended December 31, 2023 and 2022 the Company determined no impairment was required.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02 Leases (Topic 842) intended to improve financial reporting for leasing transactions. The ASU will require organizations that lease assets – referred to as "lessees"- to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. For nonpublic companies, ASU 2020-05 deferred the effective date for fiscal years beginning after December 15, 2021, and interim periods therein. The Company has adopted ASU No. 2016-02 Leases as of January 1, 2022.

The Company has reviewed all other recently issued accounting pronouncements and has determined they will not have a significant impact on our results of operations or financial position.

NOTE 2 - GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained operating losses during the year ended December 31, 2023 and it has a deficit in working capital of $499,667 and may not achieve the level of profitable operations to sustain its activities. These factors raise substantial doubt as to its ability to continue as a going concern.

Management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the company. If adequate working capital is not available to G&O it may be required to curtail its operations.

NOTE 3 – PROPERTY AND EQUIPMENT

At December 31, 2023 and 2022, property and equipment consisted of the following:

	Useful Lives	December 31, 2023	December 31, 2022
Machinery and equipment	7	$ 372,936	$ 372,936
Furniture and fixtures	5	89,304	89,304
Leasehold improvements	39	1,328,779	1,328,779
		1,791,019	1,791,019
Less: accumulated depreciation		(812,187)	(731,315)
		$ 978,832	$ 1,059,704

Depreciation expense was $80,872 and $63,004 for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 – NOTES PAYABLE

The Company's debt consists of the following:

	December 31, 2023	December 31, 2022
Notes payable, 10.11-10.56% interest, interest and principal due January 19, 2024 through May 5, 2025, unsecured.	$ 65,703	$ -
Notes payable-SBA through a lending institution, Secured Promissory Notes, 2.00-2.75% above the prime rate, interest, interest and principal due October 2024 through September 2032.	479,417	611,821
Total due	545,120	611,821
Current Portion-Notes Payable	150,385	126,355
Long-term portion	$ 394,735	$ 485,466

The Company has incurred an interest expense on the above notes of $58,669 and $32,224 during the years ended December 31, 2023, and 2022, respectively. The Company has interest accrued on the above notes in the amount of $1,647 and $1,402 on December 31, 2023 and 2022, respectively.

NOTE 5 – LEASING ARRANGEMENTS

The Company is the lessee through improved leases (the Company leases space for its restaurants). The Company determines whether an arrangement is a lease at inception. Lease terms for most restaurants, where market conditions allow, are generally for 10-15 years and, in many cases, provide for rent escalations and renewal options. Renewal options are typically solely at the Company's discretion. Escalation terms vary by market with examples including fixed-rent escalations, escalations based on an inflation index and fair-value market adjustments. The timing of these escalations generally ranges from annually to every five years.

The following table provides detail of rent expense:

	2023	2022
Restaurants	$413,846	$347,881
Total rent expense	$413,846	$347,881

Rent expense included percent rents in excess of minimum rents as follows–Company-operated restaurants: 2023–$36,408; 2022–$72,757. These variable rent payments are based on a percent of sales and CAM charges.

The Lease right-of-use asset and Lease liability reflect the present value of the Company's estimated future minimum lease payments over the lease term, which includes options that are reasonably certain of being exercised, discounted using a collateralized incremental borrowing rate. Typically, renewal options are considered reasonably certain of being exercised if the associated asset lives of the building or leasehold improvements exceed that of the initial lease term, and the sales performance of the restaurant remains strong. Therefore, the Lease right-of-use asset and Lease liability include an assumption on renewal options that have not yet been exercised by the Company and are not currently a future obligation.

NOTE 5 – LEASING ARRANGEMENTS (Continued)

The following table details amounts related to operating and finance leases recorded within the Company's Combined Balance Sheet.

December 31, 2023

	Operating
Lease right-of use asset, net	2,932,702
Current lease liability	221,553
Long-term lease liability	2,777,140

December 31, 2022

	Operating
Lease right-of use asset, net	3,170,572
Current lease liability	205,903
Long-term lease liability	2,998,693

As the rate implicit in each lease is not readily determinable, the Company uses an incremental borrowing rate to calculate the lease liability that represents an estimate of the interest rate the Company would incur to borrow on a collateralized basis over the term of a lease within a particular currency environment.

The following table summarizes the weighted average remaining lease term and discount rate used for leases as of December 31, 2023 and 2022:

	2023	2022
Weighted-average remaining lease term - operating leases	11.5 years	12.7 years
Weighted-average discount rate - operating leases	4.0%	3.8%

The Company makes cash payments related to its operating lease liabilities, of which the majority are recorded within operating activities on the Combined Statement of Cash Flows. For the years ending December 31, 2023 and 2022, the Company made cash payments included in the measurement of lease liabilities of $205,903 and $118,118, respectively.

NOTE 5 – LEASING ARRANGEMENTS (Continued)

As of December 31, 2023, maturities of lease liabilities for the Company's lease portfolio were as follows:

		Operating
2024	$	315,370
2025		323,926
2026		332,662
2027		341,612
2028		349,764
Thereafter		1,949,709
Total lease payments	$	3,613,043
Less: imputed interest		614,350
Present value of lease liability	$	2,998,693

* Total lease payments include option periods that are reasonably certain of being exercised.

The lease liability will continue to be impacted by new leases, lease modifications, lease terminations, and reevaluation of lease terms.

NOTE 6 – MEMBER'S EQUITY

The Company has one member of the LLC(s) at December 31, 2023 and 2022.

During the years ending December 31, 2023 and 2022, the Company received contributions of $301,011 and $427,148, respectively. During the years ending December 31, 2023 and 2022 the Company made distributions of $287,300 and $590,064, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES.

The Company follows ASC 440 & ASC 450, subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies and commitments respectively. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company's combined financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Management of the Company has concluded that there were no commitments, contingencies, or legal matters pending at the balance sheet dates.

Note 8– OTHER INCOME

In 2022, the Company recognized $224,214 as Other Income related to the Restaurant Revitalization Fund (RRF) established by the American Rescue Plan Act. The RRF provided funding to help restaurants and other eligible businesses to recover revenues lost during the Covid-19 pandemic. The funds are not required to be repaid if the funds are used for eligible purposes.

During the years ending December 31, 2023 and 2022, the Company received Employee Retention Tax Credits of $32,816 and $51,498, respectively, and are included in Other Income.

NOTE 9 – SUBSEQUENT EVENTS

The Company has analyzed its operations subsequent to December 31, 2023 through August 23, 2024, the date these financial statements were available to be issued and has determined that it has no material subsequent events to disclose in these financial statements.